Mail Stop 4561

        April 7, 2006

Robert W. Hagger
President, Chief Executive Officer and
Director
Datawatch Corporation
175 Cabot Street, Suite 503
Lowell, MA   01854

 Re: Datawatch Corporation
    Form 10-K for the Fiscal Year Ended
    September 30, 2005
   Filed December 12, 2005
   File No. 000-19960

Dear Mr. Hagger:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief